Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 31, 2007

Relating to Preliminary Prospectus dated May 31, 2007

to Prospectus dated July 25, 2005

Registration Nos. 333-125886 and 333-125886-01

REGENCY CENTERS, L.P.

Pricing Term Sheet

Size:	$400,000,000
Coupon (Interest Rate):	5.875% per annum
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2007
Maturity:	June 15, 2017
Price to Public:	99.527% of principal amount, plus accrued interest, if any, from the date of original issuance
Trade Date:	May 31, 2007
Settlement Date:	T+3; June 5, 2007
Net Proceeds:	$395,508,000 (before expenses associated with the transaction)
Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.20% (twenty one-hundredths of one percent)
Yield to maturity:	5.938%
Spread to Benchmark Treasury:	103 basis points
Benchmark Treasury:	U.S. Treasury 4.50% due May 2017
Benchmark Treasury Price and Yield:	96-26; 4.908%
Expected Ratings (Moody’s / S&P):	Baa2 (stable) / BBB (positive outlook)
CUSIP:	75884RAQ6

Joint BookRunning Managers:	J.P. Morgan Securities Inc.	$140,000,000
	Wachovia Capital Markets, LLC	$140,000,000

Co-Managers:	Piper Jaffray & Co.	$42,640,000
	Wells Fargo Securities, LLC	$32,200,000
	PNC Capital Markets LLC	$8,800,000
	SunTrust Capital Markets, Inc.	$8,280,000
	Morgan Keegan & Company, Inc.	$6,360,000
	Comerica Securities, Inc.	$4,120,000
	ABN AMRO Incorporated	$3,680,000
	Mizuho Securities USA Inc.	$3,680,000
	Mitsubishi UFJ Securities International plc	$3,520,000
	Daiwa Securities America Inc.	$3,360,000
	RBC Capital Markets Corporation	$3,360,000

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting the underwriters at J.P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017 – telephone (212) 834-4533 (call collect) or Wachovia Capital Markets, LLC 1525 W. WT Harris Blvd, Mail Code NC0675, Charlotte, NC 28262 – telephone (866) 289-1262 or syndicate.ops@wachovia.com.